Issuer Free Writing Prospectus dated September 24, 2009

Filed Pursuant to Rule 433

Registration No. 333-145710

(Relating to Prospectus dated September 19, 2007)

Issuer	Auxilium Pharmaceuticals, Inc. (Nasdaq: AUXL)

Common Stock Offered by Auxilium	2,000,000 shares of common stock.

Upon completion of this offering, we will have 44,795,909 shares of common stock outstanding, based on the actual number of shares outstanding as of June 30, 2009, which was 42,795,909, not including:

¡ 5,380,941 shares of common stock issuable upon the exercise of options to purchase common stock outstanding as of June 30, 2009 having a weighted average exercise price of $20.42 per share;

¡ 2,598,898 shares of common stock reserved for issuance in connection with future grants under our stock option plans as of June 30, 2009;

¡ 116,477 shares of common stock reserved for issuance in connection with future sales under our employee stock purchase plan as of June 30, 2009; and

¡ 1,049,199 shares of common stock issuable upon the exercise of warrants to purchase common stock outstanding as of June 30, 2009 having a weighted average exercise price of $5.71 per share.

In addition, we have granted the underwriter an option to purchase up to an additional 300,000 shares of common stock to cover over-allotments. We and the underwriter may mutually agree to increase the number of shares of common stock being offered, as well as the number of shares subject to the underwriter’s option.

Use of Proceeds	We expect to use the net proceeds from the sale of the shares of common stock offered hereby for general corporate purposes, including working capital, product development and capital expenditures. We may also use a portion of the net proceeds to acquire additional businesses, products and technologies, or to establish strategic alliances that we believe will complement our current or future business.

Risk Factors	Before you make a decision to invest in our common stock, you should carefully consider the risks described below and in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2008 and, to the extent applicable, our Quarterly Reports on Form 10-Q, which are incorporated by reference into the registration statement to which this issuer free writing prospectus relates.

Risks Related to the Offering

Investors in this offering will pay a higher price than the book value of our stock and therefore, will incur immediate and substantial dilution.

If you purchase common stock in this offering, you will incur immediate book value dilution to the extent of the difference between our net tangible book value per share after this offering and the price you pay per share in this offering. This book value dilution will be substantial. In the past, we issued options and warrants to acquire common stock at prices below the public offering price. To the extent these outstanding options and warrants are ultimately exercised, you will incur further dilution.

Management will have discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will have discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and invest the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or market value.

Our Business

We are a specialty biopharmaceutical company with a focus on developing and marketing products to urologists, endocrinologists, orthopedists and select primary care physicians. We currently have approximately 430 employees, including a sales and marketing organization of approximately 230 people. Our only marketed product, Testim®, is a proprietary, topical 1% testosterone once-a-day gel indicated for the treatment of hypogonadism. Hypogonadism is defined as reduced or absent secretion of testosterone which can lead to symptoms such as low energy, loss of libido, adverse changes in body composition, irritability and poor concentration.

Our current product pipeline includes:

Phase III

¡      XIAFLEX (collagenase clostridium histolyticum) for the treatment of Dupuytren’s contracture. The biologics license application (“BLA”) for this indication was accepted for filing by the U.S. Food and Drug Administration (“FDA”) on April 28, 2009 and granted priority review status. On September 16, the Arthritis Advisory Committee appointed by the FDA recommended by  a unanimous vote of 12 to 0 that XIAFLEX be granted marketing approval by  the FDA for the treatment of Dupuytren’s contracture. The Arthritis Advisory  Committee’s recommendation, although not binding, will be considered by the  FDA in its review of the BLA that the Company submitted for XIAFLEX.  The efficacy of XIAFLEX has been demonstrated in multiple controlled Phase  III clinical trials. The most common adverse events in these studies were  consistent with those reported in previous XIAFLEX trials and included pain,  swelling, bruising and pruritus at the injection site and transient lymph node  swelling and pain. In over 2,600 XIAFLEX injections administered in 1,082  patients, there were nine subjects with 10 serious adverse events considered  related to treatment.

Phase II

¡      XIAFLEX for the treatment of Peyronie’s disease. We completed patient  enrollment for the phase IIb trial in January 2009 with over 120 subjects and  expect to release top line results in December 2009.

¡ XIAFLEX for the treatment of Adhesive Capsulitis.

Phase I

¡ AA4010, treatment for overactive bladder using our transmucosal film delivery system.

¡ A Fentanyl pain product using our transmucosal film delivery system.

In addition to the above, we have the rights to develop other compounds for the treatment of pain using our transmucosal film delivery system and other products using our transmucosal film technology for treatment of urologic disease and for hormone replacement. We also have the option to license additional indications for XIAFLEX other than dermal products for topical administration.

Sole Book-Running Manager	¡ Jefferies & Company, Inc.

We have filed a registration statement and a prospectus with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. This registration statement and the prospectus included therein can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1182129/000119312507189391/ds3.htm . Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we or the underwriter for this offering will arrange to send you the prospectus if you request it from Jefferies & Company, Inc., Attention: Syndicate Prospectus Department, 520 Madison Avenue, New York, NY, 10022 or at (888) 449-2342.